Exhibit 99.1

Results 2Q24 JBS 1

Global Leadership

MARKET LEADER

Beef

#1 Global
beef producer

Canada | USA | Brazil | Australia

Poultry

#1 Global
poultry producer

USA | Mexico | Brazil | Europe

Pork

#2 Global
pork producer

USA | Brazil | Australia | Europe

NEW AVENUES OF GROWTH

Aquaculture

#2 salmon producer in **Australia**

Prepared Foods

#2 in prepared foods in **Brazil**

#1 in prepared foods in the **United Kingdom**

#1 in food in **Australia**

Plant-based and proteins business

#1 Brazilian producer of plant-based

#3 European producer of plant-based protein

In 2024, we will complete a new cultivated protein facility in Spain



2

Long Term Growth Strategy

Pursuing additional value-enhancing growth opportunities with financial discipline

1. Enhance Scale in Existing Categories and Geographies

Improve operational performance

Capture significant synergies

2. Increase and Diversify Value-Added and Brand Portfolio

Enhance growth and margin profile

Realize benefits of vertical integration

3. New proteins Close to the Final Consumer - Multichannel

Seara Nature · Seara · Reserva · Swift · Huon



marba ROYAL
KING'S PARMA
KING'S REBELLO
VIV ERA
PLANT MEATBALLS
Eder
Seara
Levíssimo
Friboi
Maturatta
Do Chef
HUON
BLACK
Seara
Lasanha à Bolonhesa
FRIDGE RAIDERS
RICHMOND
Primo
Swift
GROUND PORK
PORK ROAST
Doriana
Delícia
Bordon
INCRÍVEL!

3

Strategy

Geographic & Protein Diversification

Net revenue LTM 1Q24
(by destination)



Canada 3%
USA 49%
Europe 9%
Asia 13%
Mexico & Central America 6%
Africa & Middle East 4%
Australia & New Zealand 3%
Brazil 14%
South America 1%
Beef
Pork
Lamb
Poultry
Aquaculture
Prepared Foods
Leather
Plant Based
Center for Innovation
Cultivated Protein

Income Origin

United States	48%
Brazil	29%
Australia	8%
Europe	7%
Canada	5%
Mexico	3%

4

16 . 5 31. 1 36. 9 38. 6 42. 9 51. 2 48. 9 49. 0 51. 1 49 . 7 51. 7 52.3 65. 0 72.6 72. 9 75. 5 0. 7 17.6 0 . 6 2. 1 1. 9 2. 2 2 . 8 4. 7 4. 0 3 . 3 4. 2 4. 0 5. 0 5. 6 8. 5 6. 7 3. 5 5. 3 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 L TM 2Q24 Net S a l es E B I T D A 3. 8% 3. 7% 6. 9% 5.1% 5. 8% 6. 6% 9.2% 8. 2% 6. 6% 8. 2% 8. 2% 9. 7% 10. 9% 13. 0% 9. 2% 4. 7 % EBIT D A M argin U SD Bil l i o n Stability of Res u lts Geographic & Protein Diversification Leading to lower results volatility 2Q24 9.8% PPC 5 7 . 1 % JBS US A P or k Seara JBS A u s t r a l i a Consolidated JBS B r az i l JBS Bee f Nor t h A m .

Valued Added: Diversified Globa l Brands P o rtfolio 6

More Than 270,000 Team Members Globally

JBS



19 K
Team members in Europe
72 K
Team members in the USA and Canada
12 K
Team members in Mexico
155 K
Team members in Brazil
13 K
Team members in Australia and New Zealand

Largest Employer in Brazil: 155,000 Team Members

7

JBS

Trust that fuels recognition

Institutional Investor

Top-rated company by global financial institutions in the food and beverage sector.

2024 Latin America Executive Team – Food and Beverage

Most Honored Company

Best CEO – 1st place (3rd consecutive year)

Best CFO - 1st place (3rd consecutive year)

Best IR Professional – 1st place - SellSide

Best IR Team - 1st place (4th consecutive year)

Best IR Program - 1st place (3rd consecutive year)

Best Board - 1st place (2nd consecutive year)

8

Investments Brazil: Largest cattle facility in Latin America, Campo Grande - MS • R$ 150 million investment • Production capacity doubled • Creation of 2,300 new jobs Australia: Expansion of the Whale Point facility in Tasmania • R$ 400 million investment • Expansion of land - based salmon farming capacity • Reducing time and costs associated with developing fish in marine environments • Construction of a hatchery capable of producing over 7 million fish Sa u di A r abia: New breaded factory in Jeddah • US$ 50 million investment • Production capacity quadrupled • Creation of more than 500 new jobs • Recent opening of the processing facility in the city of Damman, with 250 employees, a production capacity of 10,000 tons, and 8 distribution centers across the country. 9

Sustainability Gree n Offices 2.0: Increase in small producer productivity - Service to 1,500 farms, with nearly 800,000 hectares under management - Service provided in three areas: Green Environmental Office Green Technical Assistance Office Green Managerial Assistance Office - Expectation to serve an additional 1,300 properties by the end of the year Cowpower: Sustainable aviation fuel • Transformation of animal waste from operations in the US, Canada, and Australia into aviation fuel • In two years, 1.2 million tons of beef tallow and pork fat directed towards the production of Sustainable Aviation Fuel (SAF) 10

Social
JBS projects around the world



Instituto J&F

Over 900 students enrolled in the education center, preparing young people for business.


JBS

Hometown Strong

Community investment projects that **support the communities where JBS is located** through cash donations, infrastructure improvements and affordable housing.



Better Futures

Tuition-free community college tuition for JBS team members and their dependents. **More than 6,000 people signed up.**



Instituto J&F MASTER

Continuous training program for **team members on the front line of production.**

Beyond Borders

JBS

Nourishing dreams, generating possibilities


Embarque
Departures
ORDEM E PROGRESSO

Through the Beyond Borders program, the Company offers its team members the opportunity to internationalize their professional careers by changing roles or extending their knowledge to another country, strengthening JBS's organizational culture worldwide.

11

Fina n cial & Operating 12

2Q24
Consolidated Results

Net Revenue (R$ million)


89,383
100,606
2Q23
2Q24

Gross Profit (R$ million)


11.1%
15.4%
9,888
15,512
2Q23
2Q24
Gross Margin (%)

Adjusted EBITDA (R$ million)


5.0%
9.8%
4,470
9,882
2Q23
2Q24
Gross Margin (%)

Net Result (R$ million)


-264
1,715
2Q23
2Q24

13

2Q24
Consolidated Results

Operating Cash Flow
(R$ million)


5,261
9,595
2Q23
2Q24

Free Cash Flow
(R$ million)


1,259
5,510
2Q23
2Q24

CAPEX
(R$ million)


1,951
1,803
49% - Expansion
51% - Maintenance
37% - Expansion
63% - Maintenance
2T23
2T24

14

Debt Profile



Debt Amortization Schedule (USD Million)¹
Average Principal Term: 11.1 yrs
Average Cost: 5.66% p.a.
7,198
450
2,895
3,853
876
13
14
1,073
988
686
1,715
1,677
2,907
2,598
2,120
649
2,413
884
Cash and Equivalents
Short Term
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035 to 2051
2052
2053
Cash and Equivalents
Revolving credit facilities USD 2.9 Bn in the US
Revolving credit facilities USD 450 mn in Brazil

[1] Includes available cash resources and revolving and guaranteed credit lines from JBS USA and JBS SA.

15

Debt Profile


Net Debt/ Leverage / Interest Coverage
4.21x
4.15x
4.87x
3.21x
4.42x
3.20x
4.00x
3.66x
4.95x
2.77x
16,652
16,053
15,297
15,866
14,759
2Q23
3Q23
4Q23
1Q24
2Q24
Net Debt (USD Millions)
Interest Cover.
Leverage (USD)


Short Term and Long Term
LT 95.3%
ST 4.7%


Source Breakdown
Bonds 86%
Banks 3%
CRA 11%


Entity Breakdown
JBS USA 87.1%
JBS SA 11.7%
Seara 1.2%


Currency and Cost Breakdown
USD¹ 87.4%
5.08% p.a.
BRL 12.6%
9.69% p.a.

[1] Inclui dívidas em outras moedas, como Euros e dólares canadenses.

20

2, 0 19 4. 1% 420 1 7 .4% 2Q 23 2Q 24 10,310 11,595 2Q 23 2Q 24 Sea r a Prod u cts Se a ra N e t Re v e n ue (R$ m i ll i o n ) A dju s t e d EBITDA (R$ m i ll i on and % ) 2 Q24 17

JBS BRA S IL Prod u cts 4.8% 1, 1 81 676 7. 6% 2Q 23 2Q 24 13,986 15,547 2Q 23 2Q 24 J B S Br a sil N e t Re v e n ue (R$ m i ll i o n ) A dju s t e d EBITDA (R$ - m i ll i on and % ) 2 Q24 18

JBS Beef North America

2Q24

Net Revenue
(USGAAP - USD million)



5,811
5,992
2Q23
2Q24

Adjusted EBITDA
(USGAAP - USD million and %)



1.4%
0.3%
83
16
2Q23
2Q24

JBS BEEF NORTH AMERICA Products



100% GRASS FED



19

JBS Australia

2Q24

Net Revenue
(USGAAP - USD million)



1,509
1,652
2Q23
2Q24

Adjusted EBITDA
(USGAAP - USD million and %)



8.6%
12.2%
130
202
2Q23
2Q24

JBS AUSTRALIA Products



HUON
HUON



Primo
champagne
Chorizo



GREAT SOUTHERN
LAMB



PORK ROAST

20

JBS USA Pork

2Q24

Net Revenue
(USGAAP - USD million)



1,777
2,162
2Q23
2Q24

Adjusted EBITDA
(USGAAP - USD million and %)



12.6%
1.5%
273
27
2Q23
2Q24

JBS USA PORK Products



ADAPTABLE
GARLIC BUTTER
GARLIC GINGER



Swift
GROUND PORK
BACKRIBS
PORK LOIN

21

Pilgrim's Pride

2Q24

Net Revenue
(USGAAP - USD million)



4,308
4,559
2Q23
2Q24

Adjusted EBITDA
(USGAAP - USD million and %)



5.8%
14.4%
249
656
2Q23
2Q24

PPC Products



Just Bare
Young Chicken
Pilgrim's
Moy park
FRIDGE RAIDERS

22

No t a 1: C o n s i d e ra C h i n a e H o n g K o n g E x po r t desti n ation s o f J BS during 2 Q 2 4 Consolida ted exports E x port s Revenu e in 2Q24: US$ 4 . 9 Bi +2 . 4 % vs . 2 Q 23 A s i a corresp o nded t o ~ 48% o f to t a l export s 20.5% Greater China¹ 16.1% USA 15.7% Africa & Middle East 9.3% Japan 8.2% South Korea 6.8% E.U. 6.7% Mexico 4.1% South America 3.5% Philippines 2.9% Canada 6.0% Others 23

JBS Bringing more to the table